SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 21, 2008

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                    .

Enclosures:  Press Release dated May 21, 2008

PRESS RELEASE	Corporate Express NV For more information: Media Relations: +31 (0)20 651 10 19 Investor Relations: +31 (0)20 651 10 42 www.cexpgroup.com

CORPORATE EXPRESS AND LYRECO TO CREATE
THE LEADING GLOBAL B2B OFFICE PRODUCTS SUPPLIER

Highly complementary merger, which will deliver significant synergies and accelerate achievement of strategic plan

Amsterdam, the Netherlands and Marly, France - 21 May 2008 - Corporate Express NV and Lyreco SAS announced today that they entered into a transaction, subject to shareholders’ approval, to combine both companies to create the undisputed leading global office products supplier focused purely on the business to business (B2B) market. The combination will benefit from a shared vision on industry and strategy, major economies of scale, a well-balanced international presence and customer mix.

Compelling industrial and strategic rationale

•                  The number one B2B player in Europe, North America and Asia-Pacific with € 7.8 billion of combined sales

•                  Enhanced opportunities to grow top-line and profitability based upon complementary geographic reach, expanded customer base, IT platform and best-in-class customer service

•                  Experienced management with strong track record: Eric Bigeard to become CEO, Peter Ventress COO and Floris Waller CFO

•                  Acceleration of the execution of Corporate Express’ strategic development

Substantial value creation and clear benefits for all stakeholders

•                  Significant synergies, reaching run-rate of at least € 100 million in third year

•                  EPS(1) accretive from year one onwards

•                  Original sales and margin guidance for Corporate Express increased:

•                  Combined 2008E sales € 8.0-8.2 billion and combined 2008E EBITDAe(2) margin of 6.5-6.8%

•                  Combined 2011E sales € 9.5-10.0 billion and combined 2011E EBITDAe margin of 9% (including € 100 million in synergies)

(1)	EPS is excluding fair value changes, amortisation of other intangibles and special items
(2)	EBITDAe defined as Earnings Before Interests, Taxes, Depreciation, Amortisation and special items

Transaction highlights

•                  Corporate Express to acquire 100% of Lyreco valuing Lyreco at € 1,731 million(3) or 9.6x 2007 EBITDAe of € 181 million. Including run-rate synergies the transaction multiple reduces to 6.2x

•                  The consideration paid to Lyreco shareholders will be 102.5 million new ordinary shares (29.9% of the total outstanding capital), € 560 million of cash and € 340 million as a vendor loan note

•                  Fully committed financing in place

•                  Corporate Express’ shareholders’ approval will be requested at an Extraordinary General Meeting of its shareholders. Lyreco shareholders have approved the transaction

(3)	Based on share price of € 8.11, closing Tuesday 20 May 2008

Peter Ventress, CEO of Corporate Express

“This is the most logical and compelling merger one could envision in our industry. The two businesses are highly complementary. We will have an excellent geographic and customer balance and valuable market leading positions, while remaining fully focused on B2B customers. This merger accelerates our stated strategic development.

The Boards of both companies are unanimous in their view that this combination and the associated synergies will provide an outstanding opportunity to create significant value for our shareholders, clients and employees. Lyreco’s management has an impressive track record, built on a proven business model, which has delivered impressive growth. This is an excellent and value creating deal.”

Eric Bigeard, CEO of Lyreco

“The combination of Corporate Express and Lyreco will create a formidable player in our market. We share a vision on the industry and strategic direction. The natural fit of the two companies will create a strong global platform to further grow our business, backed by the commitment of the management teams and the support from the employees of both companies.

This merger marks a significant milestone for Corporate Express and Lyreco and for the industry as a whole and both management teams strongly support it. I am delighted to be working with Peter Ventress and his team and believe the combined group will benefit from a wealth of experience.”

Unanimous support from Corporate Express’ Supervisory Board and Executive Board

The Supervisory Board and Executive Board of Corporate Express, taking into account the interests of shareholders and other stakeholders, unanimously support the intended transaction.

Full commitment of Lyreco’s Board and shareholders

The Board of Lyreco unanimous supports the merger. The current Lyreco shareholders have approved the transaction and show their commitment through a vested financial interest in the combined group.

A merger of strengths, between two highly complementary businesses

The combined group will provide significant benefits to its shareholders given that the businesses are highly complementary in a variety of fields. It will be the largest global B2B office products supplier with leading positions: the number one player in Europe, North America and Asia-Pacific. The combined group will further build up its strong market positions and extensive customer bases in both large and mid-markets.

The combination will have a well balanced geographic presence, with 43% of 2007 sales realised in Europe, 39% in North America and 11% in Asia-Pacific. The combined group will have operations in 32 countries and over 28,000 employees.

The management from both businesses has considerable experience and a strong track record which will provide enhanced execution capabilities. The combined group benefits from a second to none purchasing and marketing process and best-in-class logistics. The single IT platform of Lyreco is similar to the direction Corporate Express’ IT strategy is heading and both companies have dedicated sales driven operations.

2007 combined group sales were € 7.8 billion, with combined 2007 EBITDAe of € 509 million (EBITDAe margin of 6.5%). Cash flow amounted to € 362 million. This highly cash generative combination, enhanced by the realisation of significant synergies, is expected to result in rapid de-leveraging whilst maintaining the ability to finance internal and external growth. The dividend policy remains unchanged. Corporate credit ratings are expected to stay at current levels.

Significant synergies - for the benefit of shareholders

Importantly, shareholders of the combined group will fully benefit from significant synergies delivered through the merger. The combined cost base will be reduced through economies of scale, including improved purchasing power and an optimisation in warehousing, distribution and back office functions. Sharing best practices will improve the operational focus, central sourcing, category management and IT infrastructure.

Synergies(4) are expected to be € 28 million in year one, € 68 million in year two and the run-rate synergies of € 100 million are expected to be achieved in year three. Total one-time integration costs are estimated at € 80 million, split about 50%/25%/25% split over three years. The synergy benefits will strengthen the group’s profitability with earnings per share accretion achieved in the first year.

(4)	Excluding integration costs.

Lyreco, a unique and highly complementary partner

Lyreco is a leading supplier of office products to the B2B market, with 40% of its revenue in mid-sized businesses. The privately-owned company, which was founded in 1926, is based in France, employing about 10,300 people. Worldwide it operates from some 180 locations in 29 countries. In 2007 the company generated sales of € 2.2 billion and EBITDAe of € 181 million. As well as being market leader in Europe, Lyreco is also present in Canada and Asia-Pacific. The group operates from 28 state-of-the-art distribution centres and more than 150 regional centres.

Lyreco has a highly efficient business model relying on systematic implementation of group best practices and fully centralised IT systems. This single best-in-class IT platform drives all parts of the business around the globe.

Since 1992, Lyreco has grown its sales six-fold. Sales increased 52% since 2003 which implies a compounded average growth rate (CAGR) of 11.1%. In that period EBITDAe grew at a CAGR of 13.6% to € 181 million, representing 8.3% margin. 2007 cash flow amounted to € 136 million.

Acceleration of strategic development

The combination is well aligned with Corporate Express’ strategic plan, which includes four strategic priorities to deliver profitable sales growth. The combination of the two complementary businesses accelerates this strategic development through:

•                  Increase share of wallet: enlarged customer base, focused sales force and improved pricing mechanisms

•                  Improve category offering: enhanced sourcing capabilities, combined strong private brands, broader product range and merchandising experience

•                  Grow mid-market share: Lyreco’s strong track record in the mid-market, proven ability to execute and standardised sales approach

•                  Strengthen geographic footprint: improved geographical balance, strengthening current market positions and exposure to new growth markets

Additional benefits resulting from the combination include Lyreco’s centralised IT-platform, best-in-class logistics, marketing and purchasing expertise and a strong operationally-focused management.

The combined group head office will be in Amsterdam and its operational headquarters will be in Marly, France.

Financial guidance for the combined group

The combination with Lyreco will add value to the strategic development of Corporate Express and accelerates the speed with which Corporate Express reaches its sales and margin targets.

For 2008 combined sales of € 8.0-8.2 billion are expected, resulting in a combined EBITDAe margin of 6.5-6.8%. Including run-rate synergies, EBITDAe margin would amount to 7.8-8.1%. Corporate Express previous 2008 standalone guidance was: sales of € 5.7—5.8 billion and EBITDAe margin of 5.6—6.0%.

For 2011 sales of € 9.5-10.0 billion are expected. Sales growth will be driven by accelerating the strategic development. The realisation of all synergies in combination with good execution and economies of scale will then be resulting in an EBITDAe margin of 9%. Corporate Express previous 2011 standalone guidance was: sales of € 6.8 billion and EBITDAe margin of at least 7%.

Governance and organisation

The Supervisory Board will, upon completion of the transaction, comprise of four of the current Corporate Express members and two new Board members proposed by a French company, Corely S.C., through which Lyreco’s shareholders will participate in Corporate Express. Corely will have a nomination right for two out of the six Supervisory Board Members. Frank Meysman will continue to be the Chairman of the Supervisory Board and Georges Gaspard, currently Chairman of Lyreco, will become Vice Chairman of the combined group.

On the Executive Board Eric Bigeard, the current CEO of Lyreco, will become CEO. Peter Ventress, currently CEO of Corporate Express, will be appointed COO and Floris Waller will remain CFO.

Transaction highlights and financing

Corporate Express will acquire 100% of the share capital of Lyreco for a total consideration of € 1,731 million.

The total consideration consists of:

•                  102,468,236 new ordinary shares to be issued to Corely(5), equating to 29.9% of total outstanding capital and voting(6). This represents a total value of € 831 million based on the Corporate Express share price as of close of day 20 May 2008

•                  Cash of € 560 million

•                  Vendor Loan Note of € 340 million to be issued to Lyreco’s shareholders

(5)	Eric Bigeard will hold (through Corely) ca. 2.5% interest in the combined group and Georges Gaspard will hold (through Corely) ca. 27.4%
(6)	29.9% after taking into account the Preference A shares voting arrangements

The implied EV/EBITDAe transaction multiple is 9.6x (based on Lyreco’s 2007 EBITDAe of € 181 million) and 6.2x when including 100% of the run-rate synergies.

The shares to be issued to Corely will be subject to a two-year lock-up arrangement.

The financing has been committed by a number of banks and will be syndicated at a later stage. The bookrunners are ABN AMRO, BNP Paribas, Deutsche Bank, Fortis, ING, JPMorgan and Rabobank.

Net debt/2007 EBITDAe amounts to 3.5 times, and 2.9 times including run-rate synergies. Corporate Credit ratings are expected to stay at current levels. De-leveraging is targeted, with an estimated leverage ratio of 2.0 times in 2011.

The transaction is subject to usual conditions (such as anti-trust and works council) and other closing conditions that are normal for this type of transaction. Under certain circumstances, a break fee of € 30 million will be payable to Corely upon termination of the transaction.

Shareholders approval

The transaction will be put to the Corporate Express General Meeting of Shareholders for approval. If the General Meeting of Shareholders would not approve the transaction and/or if the majority of the shareholders would tender their shares in a public offer, which is declared unconditional, the transaction can be terminated.

Indicative timetable

The Supervisory and Executive Boards of Corporate Express will request the approval from Corporate Express shareholders at a Corporate Express Extraordinary General Meeting of shareholders (EGM) expected to be scheduled in the second half of June 2008.

The shareholders’ Circular with information about the transaction is expected to be published at the end of May/early June 2008.

Financial and legal advisors

Deutsche Bank and JPMorgan are acting as the financial advisors to Corporate Express with Allen & Overy as its legal advisor. The Supervisory Board of Corporate Express obtained separate financial advice from ABN Amro and legal advice from the De Brauw Blackstone Westbroek.

Rothschild is acting as the financial advisor to Lyreco and Simmons & Simmons and CMS-Francis Lefebvre as legal advisors.

Press conference

A press conference will be held in the Amstel Hotel, Prof. Tulpplein 1 in Amsterdam, starting today at 10:00 CET. The meeting will be broadcast live via an audio webcast. The webcast can be accessed via www.cexpgroup.com > Press > Presentations.

Analyst & Investor Meeting

An analyst & investor meeting will be held in the Amstel Hotel, Prof. Tulpplein 1 in Amsterdam, starting today at 12:00 CET. This meeting will be broadcast live via a video webcast. The webcast can be accessed via www.cexpgroup.com > Investor Relations section > Presentations. The presentation is available on in the same section.

It is also possible to follow the analyst & investor meeting via a simultaneous conference call. To get access, please dial +31 (0)20 707 55 09 (pass code 1808343).

For 48h replay, please dial: +31 (0)20 713 27 91 (pass code 1808343#). Conference call notes and podcast will be available shortly after the meeting.

For more information

Corporate Express
Analysts / investors:	Press / general inquiries:
Carl Hoyer	Anneloes Geldermans
Telephone:+31 (0)20 651 10 42	Telephone:+31 (0)20 651 10 34
carl.hoyer@cexpgroup.com	anneloes.geldermans@cexpgroup.com

Lyreco
Anne Da Silva Passos
Telephone:+33 (0)1 41 05 44 35
Mobile:+33 (0)6 64 30 61 09
anne.dasilvapassos@hillandknowlton.com

About Corporate Express

Corporate Express is one of the world’s leading suppliers of office products to businesses and institutions. The Company has a widespread global proprietary distribution network spanning Corporate Express America, Europe and Australia, with approximately 18,000 employees working from more than 350 locations in 21 countries. In 2007 the Company generated sales of € 5.6 billion.

About Lyreco

Lyreco is a leading supplier of office products to the B2B market, with 40% of its customers in mid-sized businesses. The company, which was founded in 1926, is privately-owned, based in Europe and employs about 10,300 people, operating from some 180 locations in 29 countries. In 2007 the company generated sales of € 2.2 billion. As well as being market leader in Europe, Lyreco is also present in North America and Asia. The group operates from 28 state-of-the-art distribution centres and from more than 150 regional centres.

Safe Harbour Statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to Corporate Express or Lyreco are intended to identify such forward-looking statements. Neither Corporate Express nor Lyreco undertake any obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect Corporate Express’ future financial results are discussed more fully in Corporate Express’ filings with the U.S. Securities and Exchange Commission (“SEC”), including Corporate Express’ most recent Annual Report on Form 20-F filed with the SEC, and available at the SEC’s website at www.sec.gov. Statements regarding the expected date of closing of the transaction, and expected integration, growth and improved customer service benefits, relative benefits between this transaction and other potential transactions and other related statements are forward-looking statements and are subject to risks and uncertainties including among others: uncertainties as to the timing of the transaction, the satisfaction of closing conditions, including the receipt of regulatory and shareholder approvals, whether certain industry segments will grow as anticipated, the competitive environment among providers of B2B office products, the nature of other possible opportunities that may emerge in the future and difficulties encountered in integrating companies and technologies. In addition, this release contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to complete the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services, and the anticipated role of Lyreco, its key executives and its employees within Corporate Express following the closing of the transaction. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties, including, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the impact of a large minority shareholder on the future governance of Corporate Express, the failure to retain key Lyreco and Corporate Express employees, customer, supplier and partner uncertainty regarding the anticipated benefits of the transaction, the failure of Corporate Express and Lyreco to achieve the anticipated synergies of the proposed transaction and other risks detailed in Corporate Express’ SEC filings.

Basis of Presentation

The combined financial information presented is unaudited and an aggregation of the individual financial information of Corporate Express and Lyreco. It’s for illustrative purposes only and should not be interpreted as pro forma combined financial information. No adjustments have been made to the financial information (neither to the individual financial information of Corporate Express and Lyreco, nor to the combined financial information) that could further illustrate the impact of the acquisition, including those related to acquisition accounting, those to conform to Corporate Express’ accounting policies and presentation format, and those related to the financing of the acquisition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

By:	/s/ P. Ventress
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date:  May 21, 2008